Exhibit 99.16

CONSENT OF EXPERT
March 30, 2020
Eldorado Gold Corporation
United States Securities and Exchange Commission

Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Richard Miller, do hereby consent to the filing of the written disclosure regarding: (i) the “Technical Report, Kışladağ Gold Mine, Turkey” effective January 17, 2020; and (ii) the description of mineral reserves of the Kışladağ, Skouries (open pit) and Perama Hill projects and other information pertaining to these projects and the use of my name in the Annual Information Form for the year ended December 31, 2019 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2019 (the “Form 40-F”), and any amendments thereto, the Company’s Registration Statement on Form F-10, as amended (File No. 333-233055), and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF and Annual Report on Form 40-F.

By:	/s/Richard Miller
Richard Miller, P.Eng
Eldorado Gold Corporation
Director, Mine Engineering (Open Pit)